RALLY

Bill of Sale

As of January 18, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Bill Patterson (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#76PAYTON
Description:	1976 Topps #148 Walter Payton Rookie Card Graded PSA GEM MT 10
Total Acquisition Cost:	$ 53,500.00
Consideration: Cash (%) Equity (%) Total	$ 53,500.00 (100%) $ 0 (0%) $ 53,500.00 (100%)